UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2022

___________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of First Quarter 2022 Consolidated Results
2.	First Quarter 2022 Consolidated Earnings Results Presentation

Item 1

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

Banco de Bogotá executed a spin-off of a 75% equity stake in BAC Holding International, Corp (“BHI”); to its shareholders and Grupo Aval subsequently spun-off its equity interest to its shareholders on March 29, 2022. Prior to the spin-off, Banco de Bogotá was the direct parent of BHI. Grupo Aval has retained an indirect stake of approximately 17.2% in BHI (representing our proportional interest in the 25% equity stake in BHI retained by Banco de Bogotá). This interest in BHI is reported as discontinued operations for reporting periods prior to the spin-off, including for the full period in the three months ended March 31, 2022 and, will be reported under the “share of profit of equity accounted investees, net of tax (equity method)” line item for subsequent periods.

As a result, for comparability purposes, we have prepared and present supplemental unaudited pro forma financial information for the three months ended March 31, 2021 and the three months ended December 31, 2021 that assumes the spin-off was completed on January 1, 2021 and October 1, 2021, respectively. The supplemental unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date. The pro forma financial information is unaudited and the completion of the external audit for the year ended December 31, 2022 may result in adjustments to the unaudited pro forma financial information presented herein any such adjustments may be material.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 1Q2022 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, May 18th, 2022. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 1,729.7 billion (Ps 77.6 pesos per share) for 1Q22. ROAE was 35.3% and ROAA was 3.8% for 1Q22.

Key results of the quarter:

1Q22 brought good news to the Colombian economy, which grew at 8.5% (8.2% seasonally adjusted). The economy has grown at a pace of approximately 3% per year since 2019; in other words, the contraction experienced during the pandemic has been more than nullified.

The spin-off of 75% of BHI was completed at the end of this quarter, and consequently BHI is no longer consolidated into either Banco de Bogota’s or Grupo Aval’s balance sheets. As a result of the spin-off, Banco de Bogota’s total shareholders’ equity and Grupo Aval’s attributable equity was reduced by approximated Ps 9.66 trillion and Ps 6.64 trillion respectively. Additionally, total assets decreased by approximately Ps 111.2 trillion, total loans by approximately Ps 69.8 trillion and total deposits by approximately Ps 83.8 trillion. Because the spin-off was completed at the end of the quarter, Aval’s 1Q22 P&L incorporates a full quarter of 100% of BHI’s net income, approximately COP 545 billion, which appears identified in the P&L statement as net income from discontinued operations. In future quarters, Banco de Bogota (and thus Aval) will receive 25% of BHI’s net income.

Aval reported strong results for the quarter. Attributable net income for the quarter reached Ps 1.73 trillion pesos or Ps 77.63 per share, an increase of 118% versus attributable net income during the first quarter of 2021 (Ps 0.79 trillion) and of almost 123% versus the previous quarter (Ps 0.78 trillion). This result includes a one-time gain of approximately Ps 720 billion, mostly because of the realization of OCI accounts related to the spin-off. ROAE was 35.3% and ROAA was 3.8%.

For ease of comparison the 1Q22 presentation contains certain historical figures expressed on a pro-forma basis to reflect consolidated numbers excluding BHI’s contribution. As such,

•	Year-on-year, Consolidated assets grew 10.3%, to Ps 261.1 trillion, consolidated gross loans grew 8.5%, to Ps 158.3 trillion and consolidated deposits grew 4.7%, to Ps 152.7 trillion.

•	As of March, active debt reliefs in Colombia amounted to approximately 4% of the total consolidated loan portfolio and active debt reliefs in Panama (Multibank, which was not spun-off and is still owned 100% by Banco de Bogota) amounted to approximately 2% of the total consolidated loan portfolio. Of all loans that have concluded their relief periods, less than 1% are currently past due 90 days or more (1.4% are currently past due 30 days or more).

•	The quality of Aval’s loan portfolios continues to improve; the ratio of +30 days past due loans improved by 82 basis points, from 5.47% at the end of 1Q21 to 4.65% at the end of 1Q22 (unchanged vs 4Q21). +30 day past due loans for our commercial and consumer loan portfolios improved by 76 and 110 basis points, respectively, versus 1Q21. +90 day past due loans improved by 59 basis points, from 4.13% at the end of 1Q21 to 3.53% at the end of 1Q22 (10 bps vs 4Q21). Additionally, year-on-year, IFRS Stage 1 loans increased by 225 basis points (90 bps in the quarter), while Stage 2 loans decreased by 227 basis points (72bps in the quarter) and Stage 3 loans remain unchanged (decreased 20 bps in the quarter).

•	Cost of Risk (1.7%) improved by 59 basis points when compared to 1Q21 (2.3%) and remained stable vs 4Q21.

•	Total NIM remained stable at 4.1% vs 1Q21. During the quarter, total NIM contracted 11 bps mainly driven by a 20bps decrease in NIM on Loans

•	Aval’s consolidated Cost to Assets ratio improved by 51 bps, to 2.6%, during 1Q22 (versus 3.1% in 4Q21), partially because of a decrease (14.5%) in quarterly total expenses during the quarter.

•	Income from our non-financial sector grew strongly (by 32.5%) when compared to 1Q21 and also when compared to 4Q21 (by 51%), mostly due to robust contributions from the energy & gas and infrastructure sectors.

2

Report of 1Q2022 consolidated results Information reported in Ps billions , except per share information

Bogotá, May 18th, 2022. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 1,729.7 billion (Ps 77.6 pesos per share) for 1Q22. ROAE was 35.3% and ROAA was 3.8% for 1Q22.

		Presented for comparability purposes

	COP $tn	Pro forma 1Q21	Pro forma 4Q21	Pro forma (PF) where indicated 1Q22	1Q22 vs Pro forma 4Q21	1Q22 vs Pro forma 1Q21
Balance Sheet	Gross Loans	$ 145.9	$ 154.4	$ 158.3	2.6%	8.5%
	Deposits	$ 145.9	$ 148.1	$ 152.7	3.1%	4.7%
	Deposits/Net Loans	1.05 x	1.00 x	0.99 x	-0.01 x	-0.06 x

Loan Quality	90 days PDLs / Gross Loans	4.1%	3.6%	3.5%	(10) bps	(59) bps
	Allowance/90 days PDLs	1.43 x	1.55 x	1.58 x	0.03 x	0.15 x
	Cost of risk	2.3%	1.7%	1.7%(PF)	4 bps	(59) bps

Other ratios	Net interest margin	4.1%	4.2%	4.1%(PF)	(11) bps	(1) bps
	Fee income Ratio	19.1%	21.0%	13.0%	(794) bps	(603) bps
	Efficiency Ratio	39.0%	51.2%	30.9%	(2,035) bps	(820) bps

		Reported 1Q21	Reported 4Q21	1Q22	1Q22 vs Reported 4Q21	1Q22 vs Reported 1Q21
Profitability	Attributable net income	$ 0.79	$ 0.78	$ 1.73	122.7%	118.5%
	ROAA	1.8%	1.4%	3.8%	236 bps	204 bps
	ROAE	15.4%	13.7%	35.3%	2,156 bps	1,982 bps

•	Pro-forma Loans, Allowances, Net Interest, Fees and Operating costs for 1Q21 and 4Q21 are calculated based on the previously reported consolidated figures excluding BHI’s contribution to these numbers.

•	Pro-forma ratios for 1Q21 and 4Q21 are calculated based on the pro-forma figures explained above.

•	Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

3

Report of 1Q2022 consolidated results Information reported in Ps billions

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements

Supplemental unaudited pro forma financial information

Information in Ps. Billions

				∆
Consolidated Statement of Financial Position	Pro forma 1Q21	Pro forma 4Q21	1Q22	1Q22 vs. Pro forma 4Q21	1Q22 vs. Pro forma 1Q21
Cash and cash equivalents	17,869.6	17,752.1	16,407.1	-7.6%	-8.2%
Trading assets	11,202.7	10,796.4	9,846.7	-8.8%	-12.1%
Investment securities	29,908.9	33,144.6	31,550.3	-4.8%	5.5%
Hedging derivatives assets	29.5	44.2	53.8	21.5%	82.1%
Total loans, net	138,480.9	147,432.4	154,054.5	4.5%	11.2%
Tangible assets	7,031.2	7,066.7	7,003.4	-0.9%	-0.4%
Goodwill	2,328.6	2,230.3	2,220.5	-0.4%	-4.6%
Concession arrangement rights	9,540.9	11,098.1	11,338.9	2.2%	18.8%
Other assets	20,325.7	24,869.9	28,648.9	15.2%	40.9%
Spun-off assets from BHI	100,193.6	112,469.1	-	N.A	N.A
Total assets	336,911.6	366,903.9	261,124.1	-28.8%	-22.5%
Trading liabilities	825.7	1,049.7	1,360.4	29.6%	64.8%
Hedging derivatives liabilities	74.0	55.8	52.6	-5.8%	-29.0%
Customer deposits	145,913.7	148,098.5	152,708.1	3.1%	4.7%
Interbank borrowings and overnight funds	8,739.8	10,278.1	11,156.8	8.5%	27.7%
Borrowings from banks and others	13,195.7	18,044.6	17,937.9	-0.6%	35.9%
Bonds issued	28,914.3	31,504.7	30,414.2	-3.5%	5.2%
Borrowings from development entities	3,878.4	3,227.3	3,270.0	1.3%	-15.7%
Other liabilities	14,471.8	14,734.4	14,623.5	-0.8%	1.0%
Spun-off liabilities from BHI	85,703.1	100,439.2	-	N.A	N.A
Total liabilities	301,716.6	327,432.3	231,523.5	-29.3%	-23.3%
Equity attributable to owners of the parent	20,376.0	23,013.7	16,230.3	-29.5%	-20.3%
Non-controlling interest	14,818.9	16,458.0	13,370.3	-18.8%	-9.8%
Total equity	35,195.0	39,471.6	29,600.6	-25.0%	-15.9%
Total liabilities and equity	336,911.6	366,903.9	261,124.1	-28.8%	-22.5%

Consolidated Statement of Income Continued operations	Pro forma 1Q21	Pro forma 4Q21	1Q22	∆
Interest income	3,111.8	3,320.4	3,759.8	13.2%	20.8%
Interest expense	1,085.6	1,312.8	1,679.2	27.9%	54.7%
Net interest income	2,026.2	2,007.5	2,080.6	3.6%	2.7%
Loans and other accounts receivable	929.8	793.7	807.3	1.7%	-13.2%
Other financial assets	0.7	(0.2)	18.9	N.A	N.A.
Recovery of charged-off financial assets	(91.7)	(148.1)	(130.8)	-11.6%	42.7%
Net impairment loss on financial assets	838.7	645.4	695.4	7.8%	-17.1%
Net interest income, after impairment losses	1,187.4	1,362.2	1,385.2	1.7%	16.7%
Net income from commissions and fees	756.2	805.0	710.0	-11.8%	-6.1%
Gross profit from sales of goods and services	770.7	676.6	1,020.6	50.8%	32.4%
Net trading income	189.6	230.7	(287.3)	N.A	N.A
Net income from other financial instruments mandatory at FVTPL	81.6	62.8	73.9	17.7%	-9.5%
Total other income	140.2	52.9	1,845.9	N.A.	N.A.
Total other expenses	1,548.1	1,963.7	1,679.5	-14.5%	8.5%
Net income before income tax expense	1,577.7	1,226.4	3,068.8	150.2%	94.5%
Income tax expense	491.9	379.4	633.0	66.8%	28.7%
Net income for the period of continued operations	1,085.8	847.0	2,435.9	187.6%	124.3%
Net income for the period of discontinued operations	365.8	444.6	544.9	22.6%	49.0%
Net income for the period	1,451.6	1,291.6	2,980.8	130.8%	105.3%
Non-controlling interest	659.8	514.9	1,251.1	143.0%	89.6%
Net income attributable to owners of the parent	791.8	776.8	1,729.7	122.7%	118.5%

Key ratios	Pro forma 1Q21	Pro forma 4Q21	Pro forma (PF) where indicated 1Q22
Net Interest Margin(1)	4.7%	4.3%	4.4%(PF)
Net Interest Margin (including net trading income)(1)	4.1%	4.2%	4.1%(PF)
Efficiency ratio(2)	39.0%	51.2%	30.9%
90 days PDL / Gross loans (5)	4.1%	3.6%	3.5%
Provision expense / Average gross loans (6)	2.3%	1.7%	1.7%(PF)
Allowance / 90 days PDL (5)	1.43	1.55	1.58
Allowance / Gross loans	5.9%	5.6%	5.6%
Charge-offs / Average gross loans (6)	2.9%	2.2%	2.0%(PF)
Total loans, net / Total assets	58.5%	57.9%	59.0%
Deposits / Total loans, net	105.4%	100.5%	99.1%

Key ratios	1Q21 Reported	4Q21 Reported	1Q22
Equity / Assets	10.4%	10.8%	11.3%
Tangible equity ratio (7)	7.8%	8.2%	10.0%
ROAA(3)	1.8%	1.4%	3.8%
ROAE(4)	15.4%	13.7%	35.3%
Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,188.0	1,054.0	965.0
Preferred share price (EoP)	1,144.0	1,059.0	852.0
BV/ EoP shares in Ps.	914.5	1,032.9	728.4
EPS	35.5	34.9	77.6

P/E (8)	8.0	7.6	2.7
P/BV (8)	1.3	1.0	1.2

•	Pro-forma Loans, Allowances, Net Interest, Fees and Operating costs for 1Q21 and 4Q21 are calculated based on the previously reported consolidated figures excluding BHI’s contribution to these numbers.

•	Pro-forma ratios for 1Q21 and 4Q21 are calculated based on the pro-forma figures explained above.

•	Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

(1)   NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

4

Report of 1Q2022 consolidated results Information reported in Ps billions

Statement of Financial Position Analysis

•	Pro-forma figures for 1Q21 and 4Q21 are calculated based on the previously reported consolidated figures excluding BHI’s contribution to these numbers.

•	Pro-forma ratios for 1Q21 and 4Q21 are calculated based on the pro-forma figures explained above.

•	Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

1. Assets (1)

Total assets as of March 31st, 2022 totaled Ps 261,124.1 billion showing an increase of 10.3% versus pro forma total assets in March 31st, 2021 and of 2.6% versus pro forma December 31st, 2021. Growth was mainly driven by (i) a 11.2% year over year growth in total loans, net to Ps 154,054.5 billion, (ii) a 40.9% yearly growth in other assets, net to Ps 28,648.9 billion and (iii) a 5.5% year over year growth in investment securities to Ps 31,550.3 billion.

Reported total assets as of March 31st, 2021 and December 31st, 2021 were 336,911.6 and 366,903.9, respectively.

1.1 Loan portfolio (1)

Gross loans (excluding interbank and overnight funds) increased by 8.5% between March 31st, 2022 and pro forma March 31st, 2021 to Ps 158,293.9 mainly driven by (i) a 11.6% increase in Consumer loans to Ps 51,984.3 billion, (ii) a 5.9% increase in Commercial loans to Ps 91,006.7 billion and (iii) a 15.1% increase in Mortgages loans to Ps 15,010.3 billion.

Interbank & overnight funds increased by 158.1% to Ps 4,584.7 billion versus the pro forma 4Q21.

Loss allowance was Ps 8,824.2 billion as of March 31st, 2022 taking net loans to Ps 154,054.5 billion.

				∆
Total loans, net	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22	1Q22 vs. Pro forma 4Q21	1Q22 vs. Pro forma 1Q21
Gross loans
Commercial loans	85,924.5	88,591.1	91,006.7	2.7%	5.9%
Consumer loans	46,596.5	50,765.3	51,984.3	2.4%	11.6%
Mortgages loans	13,039.2	14,681.5	15,010.3	2.2%	15.1%
Microcredit loans	358.8	317.7	292.6	-7.9%	-18.4%
Gross loans	145,918.9	154,355.6	158,293.9	2.6%	8.5%
Interbank & overnight funds	1,188.2	1,776.3	4,584.7	158.1%	285.9%
Total gross loans	147,107.1	156,131.8	162,878.7	4.3%	10.7%
Loss allowance	(8,626.2)	(8,699.4)	(8,824.2)	1.4%	2.3%
Allowance for impairment of commercial loans	(4,704.7)	(5,171.1)	(5,346.5)	3.4%	13.6%
Allowance for impairment of consumer loans	(3,471.2)	(3,026.7)	(3,014.8)	-0.4%	-13.1%
Allowance for impairment of mortgages	(329.2)	(396.5)	(373.4)	-5.8%	13.4%
Allowance for impairment of microcredit loans	(121.2)	(105.1)	(89.5)	-14.8%	-26.1%
Total loans, net	138,480.9	147,432.4	154,054.5	4.5%	11.2%

Reported total loans, net as of March 31st, 2021 and December 31st, 2021 were billion and Ps 201,016.7 billion and Ps 220,297.8, respectively.

(1) Pro-forma total assets and total loans, net for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

5

Report of 1Q2022 consolidated results Information reported in Ps billions

The following table shows the gross loan composition per product of each of our loan categories.

				∆
Gross loans	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22	1Q22 vs. Pro forma 4Q21	1Q22 vs. Pro forma 1Q21
General purpose	61,792.6	63,952.8	65,254.4	2.0%	5.6%
Working capital	9,821.0	10,693.9	11,682.5	9.2%	19.0%
Financial leases	9,925.2	10,107.8	10,042.3	-0.6%	1.2%
Funded by development banks	3,741.8	3,198.6	3,250.1	1.6%	-13.1%
Overdrafts	323.4	347.6	413.5	19.0%	27.9%
Credit cards	320.5	290.4	363.8	25.3%	13.5%
Commercial loans	85,924.5	88,591.1	91,006.7	2.7%	5.9%
Payroll loans	27,323.9	29,965.0	30,860.5	3.0%	12.9%
Personal loans	9,293.7	10,037.9	10,429.1	3.9%	12.2%
Credit cards	5,627.1	5,962.6	5,932.9	-0.5%	5.4%
Automobile and vehicle	4,135.9	4,557.8	4,557.9	0.0%	10.2%
Financial leases	29.7	25.4	23.9	-6.0%	-19.5%
Overdrafts	46.9	48.0	50.4	5.2%	7.5%
Other	139.2	168.7	129.6	-23.2%	-6.9%
Consumer loans	46,596.5	50,765.3	51,984.3	2.4%	11.6%
Mortgages	11,190.0	12,619.8	12,878.1	2.0%	15.1%
Housing leases	1,849.2	2,061.7	2,132.2	3.4%	15.3%
Mortgages loans	13,039.2	14,681.5	15,010.3	2.2%	15.1%
Microcredit loans	358.8	317.7	292.6	-7.9%	-18.4%
Gross loans	145,918.9	154,355.6	158,293.9	2.6%	8.5%
Interbank & overnight funds	1,188.2	1,776.3	4,584.7	158.1%	285.9%
Total gross loans	147,107.1	156,131.8	162,878.7	4.3%	10.7%

Over the last twelve months, our retail products have driven our loan portfolio growth.

Commercial loans increased compared with pro forma figures by 5.9% over the year and grew 2.7% in the last quarter.

Consumer loans growth compared with pro forma figures over the last year and quarter was mainly driven by payrolls loans and personal loans. Consumer loans grew by 11.6% during the last twelve months and 2.4% between March 31st, 2022 and December 31st, 2021.

Mortgages loans increased by 15.1% versus pro forma 1Q21 and 2.2% versus pro forma 4Q21.

Reported commercial loans reached Ps 122,027.8 billion in December 31st, 2021 and Ps 114,497.6 billion in March 31st, 2021.

Reported consumer loans totaled Ps 76,889.1 billion in December 31st, 2021 and Ps 68.626.8 billion in March 31st, 2021.

Reported mortgages loans reached Ps 29,120.3 billion in December 31st, 2021 and Ps 26,030.9 billion in March 31st, 2021.

(1) Pro-forma gross loans and breakdown for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI's contribution to these numbers.

6

Report of 1Q2022 consolidated results Information reported in Ps billions

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco de Occidente showed the highest growth rate within our banking operation in Colombia, driven by a strong performance in all types of loans with consumer loans growing 15.7%, commercial loans 14.9% and mortgages growing 13.3%.

				∆
Gross loans / Bank ($)	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22	1Q22 vs. Pro forma 4Q21	1Q22 vs. Pro forma 1Q21
Banco de Bogotá	79,074.7	81,901.8	83,017.5	1.4%	5.0%
Banco de Occidente	33,145.2	36,599.2	38,124.3	4.2%	15.0%
Banco Popular	21,766.2	22,617.6	23,509.7	3.9%	8.0%
Banco AV Villas	11,977.9	13,114.5	13,627.7	3.9%	13.8%
Corficolombiana	1,739.8	1,912.8	1,849.9	-3.3%	6.3%
Eliminations	(1,784.8)	(1,790.4)	(1,835.2)	2.5%	2.8%
Gross loans	145,918.9	154,355.6	158,293.9	2.6%	8.5%
Interbank & overnight funds	1,188.2	1,776.3	4,584.7	158.1%	285.9%
Total gross loans	147,107.1	156,131.8	162,878.7	4.3%	10.7%

Gross loans / Bank (%)	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22
Banco de Bogotá	54.2%	53.1%	52.4%
Banco de Occidente	22.7%	23.7%	24.1%
Banco Popular	14.9%	14.7%	14.9%
Banco AV Villas	8.2%	8.5%	8.6%
Corficolombiana	1.2%	1.2%	1.2%
Eliminations	-1.2%	-1.2%	-1.2%
Gross loans	100%	100%	100%

Of the total gross loans, 91.6% are domestic and 8.4% are foreign. In terms of gross loans (excluding interbank and overnight funds), 91.4% are domestic and 8.6% are foreign (reflecting the Multi Financial Group operation).

The quality of our loan portfolio improved during the quarter.

Our 30 days PDL to total loans closed in 4.6% for 1Q22, 4.7% for pro forma 4Q21, and 5.5% in pro forma 1Q21. The ratio of 90 days PDL to total loans was 3.5% for 1Q22, 3.6% for pro forma 4Q21 and 4.1% for pro forma 1Q21.

Commercial loans 30 days PDL ratio was 4.5% for 1Q22, 4.6% for pro forma 4Q21 and 5.3% for pro forma 1Q21; 90 days PDL ratio was 4.0%, 4.0% and 4.7%, respectively. Consumer loans 30 days PDL ratio was 4.5% for 1Q22 and pro forma 4Q21, and 5.6% for pro forma 1Q21; 90 days PDL ratio was 2.7%, 3.0% and 3.2%, respectively. Mortgages’ 30 days PDL ratio was 5.5% for 1Q22, 4.9% for pro forma 4Q21 and 5.7% for pro forma 1Q21; 90 days PDL ratio was 3.3%, 3.2% and 3.4%, respectively.

				∆
Total gross loans	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22	1Q22 vs. Pro forma 4Q21	1Q22 vs. Pro forma 1Q21
''A'' normal risk	131,809.4	137,613.1	141,769.7	3.0%	7.6%
''B'' acceptable risk	3,742.5	4,032.8	3,965.2	-1.7%	5.9%
''C'' appreciable risk	3,662.8	4,322.0	4,180.5	-3.3%	14.1%
''D'' significant risk	3,675.4	4,663.5	4,501.9	-3.5%	22.5%
''E'' unrecoverable	3,028.9	3,724.2	3,876.7	4.1%	28.0%
Gross loans	145,918.9	154,355.6	158,293.9	2.6%	8.5%
Interbank and overnight funds	1,188.2	1,776.3	4,584.7	158.1%	285.9%
Total gross loans	147,107.1	156,131.8	162,878.7	4.3%	10.7%

CDE loans / gross loans (*)	7.1%	8.2%	7.9%

(1) Pro-forma gross loans, total gross loans and breakdown for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. Pro-forma PDLs for 1Q21 and 4Q21 are calculated based on the pro-forma figures explained above.

7

Report of 1Q2022 consolidated results Information reported in Ps billions

				∆
Past due loans	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22	1Q22 vs. Pro forma 4Q21	1Q22 vs. Pro forma 1Q21
Performing	81,380.4	84,527.7	86,882.8	2.8%	6.8%
Between 31 and 90 days past due	534.0	528.9	476.5	-9.9%	-10.8%
+90 days past due	4,010.2	3,534.5	3,647.4	3.2%	-9.0%
Commercial loans	85,924.5	88,591.1	91,006.7	2.7%	5.9%
Performing	43,997.9	48,457.6	49,657.5	2.5%	12.9%
Between 31 and 90 days past due	1,095.1	793.2	947.2	19.4%	-13.5%
+90 days past due	1,503.6	1,514.5	1,379.6	-8.9%	-8.2%
Consumer loans	46,596.5	50,765.3	51,984.3	2.4%	11.6%
Performing	12,297.8	13,968.7	14,190.7	1.6%	15.4%
Between 31 and 90 days past due	303.3	242.2	329.8	36.2%	8.8%
+90 days past due	438.1	470.5	489.8	4.1%	11.8%
Mortgages loans	13,039.2	14,681.5	15,010.3	2.2%	15.1%
Performing	260.3	217.3	209.0	-3.8%	-19.7%
Between 31 and 90 days past due	29.6	13.5	10.3	-24.1%	-65.2%
+90 days past due	68.9	86.9	73.3	-15.7%	6.3%
Microcredit loans	358.8	317.7	292.6	-7.9%	-18.4%
Gross loans	145,918.9	154,355.6	158,293.9	2.6%	8.5%
Interbank & overnight funds	1,188.2	1,776.3	4,584.7	158.1%	N.A.
Total gross loans	147,107.1	156,131.8	162,878.7	4.3%	10.7%

30 Days PDL / gross loans (*)	5.5%	4.7%	4.6%
90 Days PDL / gross loans (*)	4.1%	3.6%	3.5%

Loans by stages (%)	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22
Loans classified as Stage 2 / gross loans	12.8%	11.3%	10.5%
Loans classified as Stage 3 / gross loans	6.9%	7.1%	6.9%
Loans classified as Stage 2 and 3 / gross loans	19.7%	18.3%	17.4%
Allowance for Stage 1 loans / Stage 1 loans	1.1%	0.9%	0.9%
Allowance for Stage 2 loans / Stage 2 loans	11.3%	9.9%	10.5%
Allowance for Stage 3 loans / Stage 3 loans	52.1%	53.1%	53.5%
Allowance for Stage 2 y 3 loans / Stage 2 y 3 loans	25.6%	26.6%	27.5%

Grupo Aval’s coverage over its 90 days PDL was 1.6x for 1Q22 and pro forma 4Q21, and 1.4x for pro forma 1Q21. Allowance to CDE Loans was 0.7x for 1Q22 and pro forma 4Q21, and 0.8x for pro forma 1Q21, allowance to 30 days PDL was 1.2x in 1Q22 and pro forma 4Q21, and 1.1x for pro forma 1Q21. Impairment loss, net of recoveries of charged off assets to average gross loans was 1.7% in pro forma 1Q22 and pro forma 4Q21, and 2.3% in pro forma 1Q21. Charge-offs to average gross loans was 2.0% in pro forma 1Q22, 2.2% in pro forma 4Q21, and 2.9% in pro forma 1Q21.

Total gross loans	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22(2)

Allowance for impairment / CDE loans	0.8	0.7	0.7
Allowance for impairment / 30 days PDL	1.1	1.2	1.2
Allowance for impairment / 90 days PDL	1.4	1.6	1.6
Allowance for impairment / gross loans (*)	5.9%	5.6%	5.6%

Impairment loss / CDE loans	0.4	0.2	0.3
Impairment loss / 30 days PDL	0.5	0.4	0.4
Impairment loss / 90 days PDL	0.6	0.6	0.6
Impairment loss / average gross loans (*)	2.6%	2.1%	2.1%(1)
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	2.3%	1.7%	1.7%(1)

Charge-offs / average gross loans (*)	2.9%	2.2%	2.0%(1)

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

(1) Pro-forma past due loans, loans by stages and total gross loans and breakdown for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. Pro-forma ratios for 1Q21 and 4Q21 are calculated based on the pro-forma figures explained above.

(2) Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

8

Report of 1Q2022 consolidated results Information reported in Ps billions

1.2 Investment securities and trading assets (1)

Total investment securities and trading assets increased 0.7% to Ps 41,397.0 billion between March 31st, 2022 and pro forma March 31st, 2021 and decreased 5.8% versus pro forma December 31st, 2021.

Ps 33,423.8 billion of our total portfolio is invested in debt securities, which decreased by 1.9% between March 31st, 2022 and pro forma March 31st, 2021 and by 8.1% since pro forma December 31st, 2021. Ps 6,628.4 billion of our total investment securities is invested in equity securities, which increased by 7.1% between March 31st, 2022 and pro forma March 31st, 2021 and by 3.1% versus pro forma December 31st, 2021.

Reported investment securities and trading assets as of March 31st, 2021 and December 31st, 2021 were Ps 52,184.2 billion and Ps 55,651.1 billion, respectively.

				∆
Investment and trading assets	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22	1Q22 vs. Pro forma 4Q21	1Q22 vs. Pro forma 1Q21
Debt securities	5,697.6	4,601.5	3,247.3	-29.4%	-43.0%
Equity securities	4,669.9	5,032.2	5,254.7	4.4%	12.5%
Derivative assets	835.3	1,162.8	1,344.8	15.7%	61.0%
Trading assets	11,202.7	10,796.4	9,846.7	-8.8%	-12.1%
Investments in debt securities at FVTPL (non compliant with SPPI test)	6.6	-	-	N.A	N.A
Debt securities at FVOCI	20,942.3	23,931.2	22,591.1	-5.6%	7.9%
Equity securities at FVOCI	1,520.2	1,393.9	1,373.8	-1.4%	-9.6%
Investments in securities at FVOCI	22,462.5	25,325.0	23,964.9	-5.4%	6.7%
Investments in debt securities at AC	7,439.8	7,819.6	7,585.4	-3.0%	2.0%
Investment and trading assets	41,111.7	43,941.0	41,397.0	-5.8%	0.7%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 3.6% for pro forma 1Q22, 2.9% for pro forma 4Q21 and 0.8% for pro forma 1Q21.

1.3 Cash and Cash Equivalents (1)

As of March 31st, 2022 cash and cash equivalents had a balance of Ps 16,407.1 billion showing a decrease of 8.2% versus pro forma March 31st, 2021 and 7.6% versus pro forma December 31st, 2021.

The ratio of cash and cash equivalents to customer deposits was 10.7% at March 31st, 2022, 12.0% at pro forma December 31st, 2021, and 12.2% at pro forma March 31st, 2021.

Reported cash and cash equivalents as of March 31st, 2021 and December 31st, 2021 were Ps 35,132.0 billion and Ps 36,642.8 billion, respectively.

(1) Pro-forma investment and trading assets and cash and cash equivalents for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

9

Report of 1Q2022 consolidated results Information reported in Ps billions

1.4 Goodwill and Other Intangibles (1)

Goodwill and other intangibles as of March 31st, 2022 reached Ps 15,246.5 billion, increasing by 14.1% versus pro forma March 31st, 2021 and 1.6% versus pro forma December 31st, 2021.

Goodwill as of March 31st, 2022 was Ps 2,220.5 billion, decreasing by 4.6% versus pro forma March 31st, 2021 and 0.4% versus pro forma December 31st, 2021.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of March 31st, 2022 reached Ps 13,026.0 billion and grew by 18.1% versus pro forma March 31st, 2021 and 2.0% versus pro forma December 31st, 2021.

Reported goodwill and other intangibles as of March 31st, 2021 and December 31st, 2021 were Ps 19,355.3 billion and Ps 21,470.7 billion, respectively.

2. Liabilities

As of March 31st, 2022 Total Funding represented 93.1% of total liabilities and other liabilities represented 6.9%.

2.1 Funding (1)

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 215,487.1 billion as of March 31st, 2022 showing an increase of 7.4% versus pro forma March 31st, 2021 and 2.1% versus pro forma December 31st, 2021. Total customer deposits represented 70.9% of total funding as of 1Q22, 70.1% for pro forma 4Q21, and 72.7% for pro forma 1Q21.

Average cost of funds was 3.2% for pro forma 1Q22, 2.5% for pro forma 4Q21 and 2.2% for pro forma 1Q21.

Reported total funding as of March 31st, 2021 and December 31st, 2021 were Ps 284,170.7 billion and Ps 307.752.7 billion, respectively.

2.1.1 Customer deposits

				∆
Customer deposits	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22	1Q22 vs. Pro forma 4Q21	1Q22 vs. Pro forma 1Q21
Checking accounts	18,349.6	20,087.1	19,617.1	-2.3%	6.9%
Other deposits	247.2	273.3	302.9	10.8%	22.5%
Non-interest bearing	18,596.9	20,360.4	19,920.0	-2.2%	7.1%
Checking accounts	8,205.8	6,110.9	8,599.8	40.7%	4.8%
Time deposits	54,511.1	52,428.7	53,221.1	1.5%	-2.4%
Savings deposits	64,600.0	69,198.4	70,967.2	2.6%	9.9%
Interest bearing	127,316.9	127,738.1	132,788.1	4.0%	4.3%
Customer deposits	145,913.7	148,098.5	152,708.1	3.1%	4.7%

(1) Pro-forma goodwill and other intangibles, funding and deposits for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

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Report of 1Q2022 consolidated results Information reported in Ps billions

Of our total customer deposits as of March 31st, 2022 checking accounts represented 18.5%, time deposits 34.9%, savings accounts 46.5%, and other deposits 0.2%.

The following table shows the customer deposits composition by bank. During the last twelve months, Banco Popular showed the highest growth rate in customer deposits within our banking operation in Colombia.

Deposits / Bank ($)	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22	∆
				1Q22 vs. Pro forma 4Q21	1Q22 vs. Pro forma 1Q21
Banco de Bogotá	77,836.4	76,452.9	77,045.3	0.8%	-1.0%
Banco de Occidente	34,117.7	36,340.3	37,561.3	3.4%	10.1%
Banco Popular	20,570.5	20,868.6	23,068.5	10.5%	12.1%
Banco AV Villas	13,036.5	13,408.9	13,557.0	1.1%	4.0%
Corficolombiana	4,934.3	5,330.9	5,440.7	2.1%	10.3%
Eliminations	(4,581.7)	(4,302.9)	(3,964.7)	-7.9%	-13.5%
Total Grupo Aval	145,913.7	148,098.5	152,708.1	3.1%	4.7%

Deposits / Bank (%)	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22
Banco de Bogotá	53.3%	51.6%	50.5%
Banco de Occidente	23.4%	24.5%	24.6%
Banco Popular	14.1%	14.1%	15.1%
Banco AV Villas	8.9%	9.1%	8.9%
Corficolombiana	3.4%	3.6%	3.6%
Eliminations	-3.1%	-2.9%	-2.6%
Total Grupo Aval	100.0%	100.0%	100.0%

Reported customer deposits as of March 31st, 2021 and December 31st, 2021 were Ps 222,077.7 billion and Ps 234.470.4 billion, respectively.

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities) (1)

As of March 31st, 2022 borrowings from banks and other totaled Ps 21,207.9 billion, increasing 24.2% versus pro forma March 31st, 2021 and decreasing 0.3% versus pro forma December 31st, 2021.

Reported borrowings from banks and others as of March 31st, 2021 and December 31st, 2021 were Ps 23,001.3 billion and Ps 30,352.0 billion, respectively.

2.1.3 Bonds issued (1)

Total bonds issued as of March 31st, 2022 totaled Ps 30,414.2 billion and increased 5.2% versus pro forma March 31st, 2021 and decreased 3.5% versus pro forma December 31st, 2021.

(1) Pro-forma deposits, borrowings from banks and other and bond issued for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

11

Report of 1Q2022 consolidated results Information reported in Ps billions

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

As of March 31st, 2022 non-controlling interest was Ps 13,370.3 billion which decreased by 9.8% versus March 31st, 2021 and 18.8% versus December 31st, 2021. Total non-controlling interest represents 45.2% of total equity as of 1Q22, compared to 41.7% in 4Q21 and 42.1% in 1Q21.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

				∆
Percentage consolidated by Aval	1Q21	4Q21	1Q22	1Q22 vs. 4Q21	1Q22 vs. 1Q21
Banco de Bogotá	68.7%	68.7%	68.7%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
Porvenir (1)	75.7%	75.7%	75.7%	-	0
Corficolombiana	39.6%	40.0%	40.0%	-	40

(1) Grupo Aval is the direct controlling entity of Porvenir.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of March 31st, 2022 was Ps 16,230.3 billion, showing a decrease of 20.3% versus March 31st, 2021 and 29.5% versus December 31st, 2021.

12

Report of 1Q2022 consolidated results Information reported in Ps billions

Income Statement Analysis

Our net income attributable to the owners of the parent company for 1Q22 of Ps 1,729.7 billion showed a 118.5% increase versus 1Q21 and a 122.7% increase versus 4Q21.

				∆
Consolidated Statement of Income Continued operations	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22	1Q22 vs. Pro forma 4Q21	1Q22 vs. Pro forma 1Q21
Interest income	3,111.8	3,320.4	3,759.8	13.2%	20.8%
Interest expense	1,085.6	1,312.8	1,679.2	27.9%	54.7%
Net interest income	2,026.2	2,007.5	2,080.6	3.6%	2.7%
Loans and other accounts receivable	929.8	793.7	807.3	1.7%	-13.2%
Other financial assets	0.7	(0.2)	18.9	N.A	N.A.
Recovery of charged-off financial assets	(91.7)	(148.1)	(130.8)	-11.6%	42.7%
Net impairment loss on financial assets	838.7	645.4	695.4	7.8%	-17.1%
Net income from commissions and fees	756.2	805.0	710.0	-11.8%	-6.1%
Gross profit from sales of goods and services	770.7	676.6	1,020.6	50.8%	32.4%
Net trading income	189.6	230.7	(287.3)	N.A	N.A
Net income from other financial instruments mandatory at FVTPL	81.6	62.8	73.9	17.7%	-9.5%
Total other income	140.2	52.9	1,845.9	N.A.	N.A.
Total other expenses	1,548.1	1,963.7	1,679.5	-14.5%	8.5%
Net income before income tax expense	1,577.7	1,226.4	3,068.8	150.2%	94.5%
Income tax expense	491.9	379.4	633.0	66.8%	28.7%
Net income for the period of continued operations	1,085.8	847.0	2,435.9	187.6%	124.3%
Net income for the period of discontinued operations	365.8	444.6	544.9	22.6%	49.0%
Net income for the period	1,451.6	1,291.6	2,980.8	130.8%	105.3%
Non-controlling interest	659.8	514.9	1,251.1	143.0%	89.6%
Net income attributable to owners of the parent	791.8	776.8	1,729.7	122.7%	118.5%

1. Net Interest Income (1)

				∆
Net interest income	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22	1Q22 vs. Pro forma 4Q21	1Q22 vs. Pro forma 1Q21
Interest income
Commercial	1,160.6	1,227.6	1,456.9	18.7%	25.5%
Interbank and overnight funds	39.9	42.2	68.6	62.7%	71.8%
Consumer	1,437.8	1,517.7	1,559.8	2.8%	8.5%
Mortgages and housing leases	257.8	283.1	278.0	-1.8%	7.8%
Microcredit	21.8	17.3	16.6	-3.7%	-23.6%
Loan portfolio	2,917.9	3,087.8	3,379.8	9.5%	15.8%
Interests on investments in debt securities	193.9	232.5	380.0	63.4%	95.9%
Total interest income	3,111.8	3,320.4	3,759.8	13.2%	20.8%
Interest expense
Checking accounts	16.4	15.9	29.9	88.0%	82.8%
Time deposits	429.1	452.2	544.2	20.4%	26.8%
Savings deposits	203.7	259.5	407.9	57.2%	100.3%
Total interest expenses on deposits	649.1	727.5	982.0	35.0%	51.3%
Interbank borrowings and overnight funds	24.1	61.1	76.5	25.2%	N.A.
Borrowings from banks and others	93.5	108.9	124.5	14.3%	33.1%
Bonds issued	295.6	391.4	466.9	19.3%	57.9%
Borrowings from development entities	23.3	23.9	29.3	22.9%	25.8%
Total interest expenses on financial obligations	436.5	585.3	697.1	19.1%	59.7%
Total interest expense	1,085.6	1,312.8	1,679.2	27.9%	54.7%
Net interest income	2,026.2	2,007.5	2,080.6	3.6%	2.7%

(1)   Pro-forma figures for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

13

Report of 1Q2022 consolidated results Information reported in Ps billions

Our net interest income increased by 2.7% to Ps 2,080.6 billion for 1Q22 versus pro forma 1Q21 and by 3.6% versus pro forma 4Q21. The increase versus pro forma 1Q21 was derived mainly from a 20.8% increase in total interest income and a 54.7% increase in total interest expense.

Our Net Interest Margin(*) was 4.1%(1) (2) for pro forma 1Q22 and for pro forma 1Q21, and 4.2%(1) in pro forma 4Q21. Net Interest Margin on Loans was 5.1%(2) for pro forma 1Q22, 5.3%(1) for pro forma 4Q21, and 5.6%(1) in pro forma 1Q21. On the other hand, our Net Investments Margin was 0.6%(2) for pro forma 1Q22, 0.5%(1) for pro forma 4Q21 and -1.2%(1) for pro forma 1Q21.

Reported Net Interest Margin was 4.8% for 4Q21, 4.6% in 1Q21. Net Interest Margin on Loans was 5.7% for 4Q21 and 5.8% for 1Q21. On the other hand, our Net Investments Margin was 1.0% for 4Q21, -0.4% in 1Q21.

2. Impairment loss on financial assets, net (1)

Our impairment loss on financial assets, net decreased by 17.1% to Ps 695.4 billion for 1Q22 versus pro forma 1Q21 and increased by 7.8% versus pro forma 4Q21.

				∆
Net impairment loss on financial assets	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22	1Q22 vs. Pro forma 4Q21	1Q22 vs. Pro forma 1Q21
Loans and other accounts receivable	929.8	793.7	807.3	1.7%	-13.2%
Other financial assets	0.7	(0.2)	18.9	N.A	N.A.
Recovery of charged-off financial assets	(91.7)	(148.1)	(130.8)	-11.6%	42.7%
Net impairment loss on financial assets	838.7	645.4	695.4	7.8%	-17.1%

Our annualized gross cost of risk was 2.1% for pro forma 1Q22 and for pro forma 4Q21, and 2.6% for pro forma 1Q21. Net of recoveries of charged-off assets our ratio was 1.7% for pro forma 1Q22 and for pro forma 4Q21, and 2.3% for pro forma 1Q21.

Reported annualized gross cost of risk as reported was 2.1% for 4Q21, 2.4% for 1Q21. Net of recoveries of charged-off assets our ratio was 1.8% for 4Q21, 2.2% for 1Q21.

(*) Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 4.4% for 1Q22, 4.3% for pro forma 4Q21, and 4.7% for pro forma1Q21.

(1) Pro-forma NIM, NIM on loans and NIM on Investments and Net impairment loss on financial assets for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. Pro-forma ratios for 1Q21 and 4Q21 are calculated based on the pro-forma figures explained above.

(2) Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

14

Report of 1Q2022 consolidated results Information reported in Ps billions

3. Non-interest income (1)

				∆
Total non-interest income	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22	1Q22 vs. Pro forma 4Q21	1Q22 vs. Pro forma 1Q21
Income from commissions and fees
Banking fees(1)	504.0	574.1	564.6	-1.7%	12.0%
Trust activities	88.6	81.3	83.9	3.1%	-5.3%
Pension and severance fund management	303.3	302.9	303.7	0.3%	0.1%
Bonded warehouse services	38.0	47.6	43.0	-9.8%	13.0%
Total income from commissions and fees	933.9	1,006.0	995.1	-1.1%	6.6%
Expenses from commissions and fees	177.6	201.0	285.0	41.8%	60.5%
Net income from commissions and fees	756.2	805.0	710.0	-11.8%	-6.1%

Income from sales of goods and services	2,373.5	2,888.3	2,667.9	-7.6%	12.4%
Costs and expenses from sales of goods and services	1,602.8	2,211.7	1,647.3	-25.5%	2.8%
Gross profit from sales of goods and services	770.7	676.6	1,020.6	50.8%	32.4%

Net trading income	189.6	230.7	(287.3)	N.A	N.A
Net income from other financial instruments mandatory at FVTPL	81.6	62.8	73.9	17.7%	-9.5%

Other income
Foreign exchange gains (losses), net	(167.4)	(116.9)	369.2	N.A	N.A
Net gain on sale of investments and OCI realization	71.0	(4.0)	(2.6)	-36.7%	-103.6%
Gain on the sale of non-current assets held for sale	3.9	1.2	3.9	N.A.	-0.4%
Income from non-consolidated investments(2)	162.5	78.7	203.3	158.3%	25.1%
Net gains on asset valuations	2.0	13.2	0.3	-97.9%	-85.9%
Gains from loss of control in subsidiaries	-	-	1,052.6	N.A	N.A
Other income from operations	68.1	80.7	219.2	171.5%	N.A.
Total other income	140.2	52.9	1,845.9	N.A.	N.A.

Total non-interest income	1,938.4	1,827.9	3,363.1	84.0%	73.5%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees(1)

Net income from commissions and fees for 1Q22 totaled Ps 710.0 billion and decreased by 6.1% versus pro forma 1Q21 and by 11.8% versus pro forma 4Q21. Income from commissions and fees increased by 6.6% to Ps 995.1 billion in 1Q22 versus pro forma 1Q21 and decreased 1.1% versus pro forma 4Q21.

Reported net income from commissions and fees for 4Q21 totaled Ps 1,540.0 billion and for 1Q21 totaled Ps 1,346.8 billion. Reported income from commissions and fees for 4Q21 totaled Ps 1,772.6 billion and for 1Q21 totaled Ps 1,550.9 billion.

3.2 Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) increased by 50.8% to Ps 1,020.6 billion for 1Q22 versus 4Q21 and 32.4% annually, due to a strong contribution from energy & gas and infrastructure sectors.

(1) Pro-forma non-interest income, net income from commissions and fees for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

15

Report of 1Q2022 consolidated results Information reported in Ps billions

3.3 Net trading income (1)

				∆
Net trading income	Pro forma 1Q21(1)	Pro forma 4Q21(1)	1Q22	1Q22 vs. Pro forma 4Q21	1Q22 vs. Pro forma 1Q21
Trading investment income	(119.9)	62.5	(18.3)	-129.2%	-84.8%
Net income (loss) on financial derivatives	284.2	151.2	(301.7)	N.A	N.A
Other trading income on derivatives	25.3	17.0	32.6	91.9%	29.1%
Net trading income	189.6	230.7	(287.3)	N.A	N.A

Net trading income for Grupo Aval should be analyzed in conjunction with the foreign exchange gains (losses).

3.4 Other income (1)

Total other income for 1Q22 totaled Ps 1,845.9 billion, the increase was related to the gains from loss of control of BAC Holding International, this gain accounted for Ps 1,052.6 billion.

Reported total other income for 4Q21 totaled Ps 325.6 billion and for 1Q21 reached Ps 327.9 billion.

4. Other expenses (1)

Total other expenses for 1Q22 totaled Ps 1,679.5 billion and increased by 8.5% versus pro forma 1Q21 and decreased by 14.5% versus pro forma 4Q21. Our efficiency ratio measured as total other expenses to total income was 30.9% in 1Q22, 51.2%(1) for pro forma 4Q21 and 39.0%(1) for pro forma 1Q21. The ratio of annualized total other expenses as a percentage of average total assets was 2.6%(2) in pro forma 1Q22, 3.1%(1) for pro forma 4Q21, and 2.7%(1) for pro forma 1Q21.

Reported total other expenses for 4Q21 totaled Ps 3,243.2 billion and for 1Q21 reached Ps 2,581.1 billion.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

Banco de Bogotá and Grupo Aval shareholders acquired the status of direct shareholders of the 75% of BAC Holding International Corp, as a result 1Q22 includes a one-time gain due to the realization of OCI accounts related to the spin-off. As a result of this transaction, non-controlling interest in the income statement increased to Ps 1,251.1 billion, showing a 89.6% increase versus 1Q21 and a 143.0% increase versus 4Q21. In addition, the ratio of non-controlling interest to income before non-controlling interest was 42.0% in 1Q22, 39.9% in 4Q21 and 45.5% in 1Q21.

(1)  Pro-forma net trading income, total other income and total other expenses for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

Pro-forma ratios for 1Q21 and 4Q21 are calculated based on the pro-forma figures explained above.

(2)  Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

16

Report of 1Q2022 consolidated results Information reported in Ps billions

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,666.9 billion (Ps 532.8 billion of bank debt and Ps 1,134.1 billion of bonds denominated in Colombian pesos) as of March 31st 2022. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1.0 billion) bonds and Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of March 31st 2022 the total amount outstanding (including interests payable) of such bonds was USD 2.0 billion, or Ps 7,509.8 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 3,097.5 billion of total liquid assets (including callable senior loans to subsidiaries), a total gross indebtedness of Ps 9,176.8 billion and a net indebtedness of Ps 6,079.3 billion as of March 31st 2022. In addition to liquid assets, Grupo Aval Ltd. has Ps 2,064.0 billion in other loans to subsidiaries and investments in AT1 instruments of Ps 1,943.6 billion.

Total liquid assets as of March 31, 2022
Cash and cash equivalents	1,827.8
Fixed income investments	296.8
Callable Senior loans to subsidiaries	972.8
Total liquid assets	3,097.5

As of March 31st, 2022 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries, AT1 investments, and goodwill as a percentage of shareholders' equity) was 1.22x. Finally, we present an evolution of our key ratios on a combined basis:

				∆
Debt service coverage and leverage ratios	1Q21	4Q21	1Q22	1Q22 vs. 4Q21	1Q22 vs. 1Q21
Double leverage (1)	1.19x	1.18x	1.22x	0.04	0.03
Net debt / Core earnings (2)(3)	3.5x	3.1x	4.6x	1.53	1.14
Net debt / Cash dividends (2)(3)	4.7x	4.5x	6.2x	1.67	1.54
Core Earnings / Interest Expense (2)	4.6x	5.0x	3.1x	-1.92	-1.49

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity;

(2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income;

(3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

17

Report of 1Q2022 consolidated results Information reported in Ps billions

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pension and severance fund manager in Colombia (Porvenir), and the largest financial corporation in Colombia (Corficolombiana). Additionally, it operates in Central America through Multi Financial Holding Group in Panama and has a 25% investment in BAC Holding International Corporation (BHI) through Banco de Bogota

Investor Relations Contact

Andrea Arevalo

Strategic Planning and Investor Relations Manager

Tel: +571 743 32 22 x 23422

E-mail: aarevalo@grupoaval.com

18

Report of 1Q2022 consolidated results Information reported in Ps billions

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements

Supplemental unaudited pro forma financial information

Information in Ps. Billions

					∆
Consolidated Statement of Financial Position	1Q21	BHI 1Q21 (1)	Pro forma 1Q21	1Q22	1Q22 vs. 1Q21	1Q22 vs. Pro forma 1Q21

Cash and cash equivalents	35,132.0	(17,262.5)	17,869.6	16,407.1	-53.3%	-8.2%

Investment and trading assets
Debt securities	5,844.5	(146.9)	5,697.6	3,247.3	-44.4%	-43.0%
Equity securities	4,713.7	(43.8)	4,669.9	5,254.7	11.5%	12.5%
Derivative assets	835.4	(0.1)	835.3	1,344.8	61.0%	61.0%
Trading assets	11,393.6	(190.8)	11,202.7	9,846.7	-13.6%	-12.1%
Investments in debt securities at FVTPL (non compliant with SPPI test)	6.6	-	6.6	-	-100.0%	-100.0%
Investments in securities at FVOCI	35,089.0	(12,626.5)	22,462.5	23,964.9	-31.7%	6.7%
Investments in debt securities at AC	5,695.0	1,744.8	7,439.8	7,585.4	33.2%	2.0%
Investment securities	40,790.6	(10,881.7)	29,908.9	31,550.3	-22.7%	5.5%
Hedging derivatives assets	29.5	-	29.5	53.8	82.1%	82.1%

Gross loans
Commercial loans	117,059.5	(29,946.7)	87,112.7	95,591.4	-18.3%	9.7%
Commercial loans	114,497.6	(28,573.0)	85,924.5	91,006.7	-20.5%	5.9%
Interbank & overnight funds	2,561.9	(1,373.7)	1,188.2	4,584.7	79.0%	N.A.
Consumer loans	68,626.8	(22,030.4)	46,596.5	51,984.3	-24.3%	11.6%
Mortgages loans	26,030.9	(12,991.7)	13,039.2	15,010.3	-42.3%	15.1%
Microcredit loans	358.8	-	358.8	292.6	-18.4%	-18.4%
Total gross loans	212,076.0	(64,968.9)	147,107.1	162,878.7	-23.2%	10.7%
Loss allowance	(11,059.2)	2,433.0	(8,626.2)	(8,824.2)	-20.2%	2.3%
Total loans, net	201,016.7	(62,535.9)	138,480.9	154,054.5	-23.4%	11.2%

Other accounts receivable, net	16,310.0	(929.9)	15,380.0	19,587.4	20.1%	27.4%
Non-current assets held for sale	250.6	(22.5)	228.1	147.2	-41.2%	-35.4%
Investments in associates and joint ventures	969.8	(0.6)	969.2	4,356.9	N.A.	N.A.

Own-use property, plant and equipment for own-use and given in operating lease, net	6,022.6	(1,312.4)	4,710.2	4,593.0	-23.7%	-2.5%
Right-of-use assets	2,031.4	(662.4)	1,369.0	1,362.0	-33.0%	-0.5%
Investment properties	827.5	-	827.5	894.5	8.1%	8.1%
Biological assets	124.5	-	124.5	153.8	23.6%	23.6%
Tangible assets	9,006.0	(1,974.8)	7,031.2	7,003.4	-22.2%	-0.4%

Goodwill	8,109.6	(5,781.0)	2,328.6	2,220.5	-72.6%	-4.6%
Concession arrangement rights	9,540.9	-	9,540.9	11,338.9	18.8%	18.8%
Other intangible assets	1,704.8	(212.5)	1,492.3	1,687.2	-1.0%	13.1%
Intangible assets	19,355.3	(5,993.4)	13,361.8	15,246.5	-21.2%	14.1%

Current	992.5	(29.8)	962.7	983.7	-0.9%	2.2%
Deferred	1,166.8	(210.7)	956.1	1,406.4	20.5%	47.1%
Income tax assets	2,159.3	(240.4)	1,918.8	2,390.1	10.7%	24.6%

Other assets	498.3	(161.0)	337.2	480.1	-3.6%	42.4%
Activos escindidos de BHI	-	100,193.6	100,193.6	-	N.A	-100.0%
Total assets	336,911.6	-	336,911.6	261,124.1	-22.5%	-22.5%

Trading liabilities	825.8	(0.1)	825.7	1,360.4	64.7%	64.8%
Hedging derivatives liabilities	74.0		74.0	52.6	-29.0%	-29.0%

Customer deposits	222,077.7	(76,164.0)	145,913.7	152,708.1	-31.2%	4.7%
Checking accounts	55,289.6	(28,734.2)	26,555.4	28,216.9	-49.0%	6.3%
Time deposits	85,597.1	(31,086.0)	54,511.1	53,221.1	-37.8%	-2.4%
Savings deposits	80,761.0	(16,161.1)	64,600.0	70,967.2	-12.1%	9.9%
Other deposits	430.0	(182.7)	247.2	302.9	-29.5%	22.5%
Financial obligations	62,093.0	(7,364.7)	54,728.3	62,778.9	1.1%	14.7%
Interbank borrowings and overnight funds	9,363.1	(623.3)	8,739.8	11,156.8	19.2%	27.7%
Borrowings from banks and others	19,122.9	(5,927.2)	13,195.7	17,937.9	-6.2%	35.9%
Bonds issued	29,728.6	(814.3)	28,914.3	30,414.2	2.3%	5.2%
Borrowings from development entities	3,878.4	-	3,878.4	3,270.0	-15.7%	-15.7%
Total financial liabilities at amortized cost	284,170.7	(83,528.7)	200,642.0	215,487.1	-24.2%	7.4%

Legal related	256.2	(1.2)	255.0	252.0	-1.7%	-1.2%
Other provisions	653.2	(33.8)	619.4	844.4	29.3%	36.3%
Provisions	909.4	(35.0)	874.4	1,096.4	20.6%	25.4%

Current	378.7	(134.7)	244.0	245.6	-35.1%	0.7%
Deferred	3,336.5	(268.8)	3,067.7	4,186.6	25.5%	36.5%
Income tax liabilities	3,715.2	(403.5)	3,311.7	4,432.2	19.3%	33.8%
Employee benefits	1,212.2	(205.7)	1,006.5	950.6	-21.6%	-5.6%
Other liabilities	10,809.3	(1,530.2)	9,279.2	8,144.3	-24.7%	-12.2%
Spun-off liabilities from BHI	-	85,703.1	85,703.1	-	N.A	-100.0%
Total liabilities	301,716.6	-	301,716.6	231,523.5	-23.3%	-23.3%

Equity attributable to owners of the parent	20,376.0	-	20,376.0	16,230.3	-20.3%	-20.3%
Non-controlling interest	14,818.9	-	14,818.9	13,370.3	-9.8%	-9.8%
Total equity	35,195.0	-	35,195.0	29,600.6	-15.9%	-15.9%

Total liabilities and equity	336,911.6	-	336,911.6	261,124.1	-22.5%	-22.5%

(1) BHI’s contribution to previously reported consolidated figures.

19

Report of 1Q2022 consolidated results Information reported in Ps billions

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements

Supplemental unaudited pro forma financial information

Information in Ps. Billions

					∆
Consolidated Statement of Income	1Q21	BHI 1Q21 (1)	Pro forma 1Q21	1Q22	1Q22 vs. 1Q21	1Q22 vs. Pro forma 1Q21
Interest income
Loan portfolio	4,349.2	(1,431.3)	2,917.9	3,379.8	-22.3%	15.8%
Interests on investments in debt securities	353.2	(159.3)	193.9	380.0	7.6%	95.9%
Total interest income	4,702.4	(1,590.6)	3,111.8	3,759.8	-20.0%	20.8%

Interest expense
Checking accounts	71.2	(54.8)	16.4	29.9	-58.0%	82.8%
Time deposits	770.9	(341.8)	429.1	544.2	-29.4%	26.8%
Savings deposits	244.6	(40.9)	203.7	407.9	66.8%	100.3%
Total interest expenses on deposits	1,086.7	(437.6)	649.1	982.0	-9.6%	51.3%

Interbank borrowings and overnight funds	24.4	(0.3)	24.1	76.5	N.A.	N.A.
Borrowings from banks and others	160.1	(66.6)	93.5	124.5	-22.3%	33.1%
Bonds issued	362.5	(66.9)	295.6	466.9	28.8%	57.9%
Borrowings from development entities	23.3	-	23.3	29.3	25.8%	25.8%
Total interest expenses on financial obligations	570.4	(133.8)	436.5	697.1	22.2%	59.7%
Total interest expense	1,657.0	(571.4)	1,085.6	1,679.2	1.3%	54.7%
Net interest income	3,045.4	(1,019.2)	2,026.2	2,080.6	-31.7%	2.7%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	1,233.3	(303.5)	929.8	807.3	-34.5%	-13.2%
Other financial assets	15.6	(15.0)	0.7	18.9	21.1%	N.A.
Recovery of charged-off financial assets	(91.7)	-	(91.7)	(130.8)	42.7%	42.7%
Net impairment loss on financial assets	1,157.2	(318.5)	838.7	695.4	-39.9%	-17.1%
Net interest income, after impairment losses	1,888.2	(700.8)	1,187.4	1,385.2	-26.6%	16.7%

Income from commissions and fees
Banking fees(2)	1,108.4	(604.5)	504.0	564.6	-49.1%	12.0%
Trust activities	88.6	-	88.6	83.9	-5.3%	-5.3%
Pension and severance fund management	315.9	(12.6)	303.3	303.7	-3.9%	0.1%
Bonded warehouse services	38.0	-	38.0	43.0	13.0%	13.0%
Total income from commissions and fees	1,550.9	(617.1)	933.9	995.1	-35.8%	6.6%
Expenses from commissions and fees	204.2	(26.5)	177.6	285.0	39.6%	60.5%
Net income from commissions and fees	1,346.8	(590.5)	756.2	710.0	-47.3%	-6.1%

Income from sales of goods and services	2,373.5	-	2,373.5	2,667.9	12.4%	12.4%
Costs and expenses from sales of goods and services	1,602.8	-	1,602.8	1,647.3	2.8%	2.8%
Gross profit from sales of goods and services	770.7	-	770.7	1,020.6	32.4%	32.4%

Net trading income	197.6	(8.0)	189.6	(287.3)	N.A	N.A
Net income from other financial instruments mandatory at FVTPL	81.6	-	81.6	73.9	-9.5%	-9.5%

Gains from loss of control in subsidiaries				1,052.6	N.A	N.A

Other income
Foreign exchange gains (losses), net	(70.4)	(97.0)	(167.4)	369.2	N.A	N.A
Net gain on sale of investments and OCI realization	129.1	(58.1)	71.0	(2.6)	-102.0%	-103.6%
Gain on the sale of non-current assets held for sale	8.7	(4.8)	3.9	3.9	-54.9%	-0.4%
Income from non-consolidated investments(3)	164.0	(1.5)	162.5	203.3	23.9%	25.1%
Net gains on asset valuations	2.0	-	2.0	0.3	-85.9%	-85.9%
Other income from operations	94.4	(26.3)	68.1	219.2	132.1%	N.A.
Total other income	327.9	(187.7)	140.2	793.3	142.0%	N.A.

Loss on the sale of non-current assets held for sale	0.6	(0.1)	0.5	0.3	-39.6%	-25.8%
Personnel expenses	1,071.0	(438.4)	632.5	680.0	-36.5%	7.5%
General and administrative expenses	1,200.9	(460.1)	740.8	797.9	-33.6%	7.7%
Depreciation and amortization	254.0	(104.2)	149.8	155.5	-38.8%	3.9%
Impairment loss on other assets	5.2	(0.1)	5.1	10.5	102.9%	105.4%
Other operating expenses	49.4	(30.0)	19.5	35.2	-28.8%	80.8%
Total other expenses	2,581.1	(1,032.9)	1,548.1	1,679.5	-34.9%	8.5%

Net income before income tax expense	2,031.7	(454.1)	1,577.7	3,068.8	51.0%	94.5%
Income tax expense	580.1	(88.2)	491.9	633.0	9.1%	28.7%
Net income for the period of continued operations	1,451.6	(365.8)	1,085.8	2,435.9	67.8%	124.3%
Net income for the period of discontinued operations	-	365.8	365.8	544.9	N.A	49.0%
Net income for the period	1,451.6	(0.0)	1,451.6	2,980.8	105.3%	105.3%

Net income attributable to owners of the parent
From discontinued operations	-	-	251.5	374.5	N.A	49.0%
From continued operations	-	-	540.3	1,355.2	N.A	150.8%
Net income attributable to owners of the parent	791.8	-	791.8	1,729.7	118.5%	118.5%

Net income attibutable to non-controlling interest
From discontinued operations	-	-	114.4	170.4	N.A	49.0%
From continued operations	-	-	545.5	1,080.7	N.A	98.1%
Non-controlling interest	659.8	-	659.8	1,251.1	89.6%	89.6%

Net income for the period	1,451.6	-	1,451.6	2,980.8	105.3%	105.3%

(1) BHI’s contribution to previously reported consolidated figures.

(2) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(3) Includes share of profit of equity accounted investees, net of tax, and dividend income.

20

Report of 1Q2022 consolidated results Information reported in Ps billions

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements

Supplemental unaudited pro forma financial information

Information in Ps. Billions

					∆
Consolidated Statement of Financial Position	4Q21	BHI 4Q21 (1)	Pro forma 4Q21	1Q22	1Q22 vs. 4Q21	1Q22 vs. Pro forma 4Q21

Cash and cash equivalents	36,642.8	(18,890.7)	17,752.1	16,407.1	-55.2%	-7.6%

Investment and trading assets
Debt securities	4,741.3	(139.8)	4,601.5	3,247.3	-31.5%	-29.4%
Equity securities	5,082.6	(50.4)	5,032.2	5,254.7	3.4%	4.4%
Derivative assets	1,162.9	(0.2)	1,162.8	1,344.8	15.6%	15.7%
Trading assets	10,986.8	(190.3)	10,796.4	9,846.7	-10.4%	-8.8%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	-	-	-	N.A	N.A
Investments in securities at FVOCI	38,900.0	(13,575.0)	25,325.0	23,964.9	-38.4%	-5.4%
Investments in debt securities at AC	5,764.4	2,055.2	7,819.6	7,585.4	31.6%	-3.0%
Investment securities	44,664.4	(11,519.8)	33,144.6	31,550.3	-29.4%	-4.8%
Hedging derivatives assets	44.2	-	44.2	53.8	21.5%	21.5%

Gross loans
Commercial loans	125,246.2	(34,878.9)	90,367.3	95,591.4	-23.7%	5.8%
Commercial loans	122,027.8	(33,436.7)	88,591.1	91,006.7	-25.4%	2.7%
Interbank & overnight funds	3,218.4	(1,442.2)	1,776.3	4,584.7	42.5%	158.1%
Consumer loans	76,889.1	(26,123.8)	50,765.3	51,984.3	-32.4%	2.4%
Mortgages loans	29,120.3	(14,438.9)	14,681.5	15,010.3	-48.5%	2.2%
Microcredit loans	317.7	-	317.7	292.6	-7.9%	-7.9%
Total gross loans	231,573.4	(75,441.6)	156,131.8	162,878.7	-29.7%	4.3%
Loss allowance	(11,275.6)	2,576.2	(8,699.4)	(8,824.2)	-21.7%	1.4%
Total loans, net	220,297.8	(72,865.4)	147,432.4	154,054.5	-30.1%	4.5%

Other accounts receivable, net	19,027.2	49.8	19,077.0	19,587.4	2.9%	2.7%
Non-current assets held for sale	208.4	(63.8)	144.6	147.2	-29.4%	1.8%
Investments in associates and joint ventures	1,172.8	(0.0)	1,172.8	4,356.9	N.A.	N.A.

Own-use property, plant and equipment for own-use and given in operating lease, net	6,154.2	(1,447.5)	4,706.6	4,593.0	-25.4%	-2.4%
Right-of-use assets	1,900.4	(586.3)	1,314.1	1,362.0	-28.3%	3.6%
Investment properties	891.0	-	891.0	894.5	0.4%	0.4%
Biological assets	155.0	-	155.0	153.8	-0.7%	-0.7%
Tangible assets	9,100.6	(2,033.9)	7,066.7	7,003.4	-23.0%	-0.9%

Goodwill	8,486.6	(6,256.3)	2,230.3	2,220.5	-73.8%	-0.4%
Concession arrangement rights	11,098.1	-	11,098.1	11,338.9	2.2%	2.2%
Other intangible assets	1,886.0	(214.2)	1,671.8	1,687.2	-10.5%	0.9%
Intangible assets	21,470.7	(6,470.5)	15,000.2	15,246.5	-29.0%	1.6%

Current	842.4	(28.9)	813.5	983.7	16.8%	20.9%
Deferred	1,765.3	(244.1)	1,521.2	1,406.4	-20.3%	-7.5%
Income tax assets	2,607.7	(273.0)	2,334.7	2,390.1	-8.3%	2.4%

Other assets	680.5	(211.6)	468.9	480.1	-29.4%	2.4%
Spun-off assets from BHI	-	112,469.1	112,469.1	-	N.A	-100.0%
Total assets	366,903.9	-	366,903.9	261,124.1	-28.8%	-28.8%

Trading liabilities	1,049.9	(0.2)	1,049.7	1,360.4	29.6%	29.6%
Hedging derivatives liabilities	55.8	-	55.8	52.6	-5.8%	-5.8%

Customer deposits	234,470.4	(86,371.9)	148,098.5	152,708.1	-34.9%	3.1%
Checking accounts	59,225.8	(33,027.8)	26,198.0	28,216.9	-52.4%	7.7%
Time deposits	85,530.2	(33,101.6)	52,428.7	53,221.1	-37.8%	1.5%
Savings deposits	89,097.1	(19,898.7)	69,198.4	70,967.2	-20.3%	2.6%
Other deposits	617.2	(343.9)	273.3	302.9	-50.9%	10.8%
Financial obligations	73,282.3	(10,227.7)	63,054.6	62,778.9	-14.3%	-0.4%
Interbank borrowings and overnight funds	10,672.4	(394.4)	10,278.1	11,156.8	4.5%	8.5%
Borrowings from banks and others	27,124.7	(9,080.1)	18,044.6	17,937.9	-33.9%	-0.6%
Bonds issued	32,257.9	(753.2)	31,504.7	30,414.2	-5.7%	-3.5%
Borrowings from development entities	3,227.3	-	3,227.3	3,270.0	1.3%	1.3%
Total financial liabilities at amortized cost	307,752.7	(96,599.6)	211,153.1	215,487.1	-30.0%	2.1%

Legal related	247.5	(1.6)	245.9	252.0	1.8%	2.5%
Other provisions	902.7	(40.0)	862.7	844.4	-6.5%	-2.1%
Provisions	1,150.3	(41.6)	1,108.6	1,096.4	-4.7%	-1.1%

Current	382.3	(192.2)	190.1	245.6	-35.8%	29.2%
Deferred	4,332.4	(319.5)	4,012.8	4,186.6	-3.4%	4.3%
Income tax liabilities	4,714.7	(511.8)	4,202.9	4,432.2	-6.0%	5.5%
Employee benefits	1,163.1	(221.0)	942.0	950.6	-18.3%	0.9%
Other liabilities	11,545.8	(3,065.0)	8,480.8	8,144.3	-29.5%	-4.0%
Spun-off liabilities from BHI	-	100,439.2	100,439.2	-	N.A	-100.0%
Total liabilities	327,432.3	-	327,432.3	231,523.5	-29.3%	-29.3%

Equity attributable to owners of the parent	23,013.7	-	23,013.7	16,230.3	-29.5%	-29.5%
Non-controlling interest	16,458.0	-	16,458.0	13,370.3	-18.8%	-18.8%
Total equity	39,471.6	-	39,471.6	29,600.6	-25.0%	-25.0%

Total liabilities and equity	366,903.9	-	366,903.9	261,124.1	-28.8%	-28.8%

(1) BHI’s contribution to previously reported consolidated figures.

21

Report of 1Q2022 consolidated results Information reported in Ps billions

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements

Supplemental unaudited pro forma financial information

Information in Ps. Billions

Consolidated Statement of Income	4Q21	BHI 4Q21 (1)	Pro forma 4Q21	1Q22	∆
					1Q22 vs. 4Q21	1Q22 vs. Pro forma 4Q21
Interest income
Loan portfolio	4,777.9	(1,690.1)	3,087.8	3,379.8	-29.3%	9.5%
Interests on investments in debt securities	395.3	(162.8)	232.5	380.0	-3.9%	63.4%
Total interest income	5,173.3	(1,852.9)	3,320.4	3,759.8	-27.3%	13.2%

Interest expense
Checking accounts	62.2	(46.2)	15.9	29.9	-51.9%	88.0%
Time deposits	788.4	(336.2)	452.2	544.2	-31.0%	20.4%
Savings deposits	311.2	(51.7)	259.5	407.9	31.1%	57.2%
Total interest expenses on deposits	1,161.8	(434.2)	727.5	982.0	-15.5%	35.0%

Interbank borrowings and overnight funds	81.4	(20.4)	61.1	76.5	-6.1%	25.2%
Borrowings from banks and others	167.6	(58.7)	108.9	124.5	-25.7%	14.3%
Bonds issued	454.8	(63.3)	391.4	466.9	2.7%	19.3%
Borrowings from development entities	23.9		23.9	29.3	22.9%	22.9%
Total interest expenses on financial obligations	727.7	(142.4)	585.3	697.1	-4.2%	19.1%
Total interest expense	1,889.5	(576.7)	1,312.8	1,679.2	-11.1%	27.9%
Net interest income	3,283.8	(1,276.3)	2,007.5	2,080.6	-36.6%	3.6%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	1,154.0	(360.4)	793.7	807.3	-30.0%	1.7%
Other financial assets	2.7	(2.9)	(0.2)	18.9	N.A.	N.A
Recovery of charged-off financial assets	(149.0)	0.9	(148.1)	(130.8)	-12.2%	-11.6%
Net impairment loss on financial assets	1,007.7	(362.4)	645.4	695.4	-31.0%	7.8%
Net interest income, after impairment losses	2,276.1	(913.9)	1,362.2	1,385.2	-39.1%	1.7%

Income from commissions and fees
Banking fees(2)	1,325.4	(751.2)	574.1	564.6	-57.4%	-1.7%
Trust activities	81.3		81.3	83.9	3.1%	3.1%
Pension and severance fund management	318.3	(15.4)	302.9	303.7	-4.6%	0.3%
Bonded warehouse services	47.6	-	47.6	43.0	-9.8%	-9.8%
Total income from commissions and fees	1,772.6	(766.6)	1,006.0	995.1	-43.9%	-1.1%
Expenses from commissions and fees	232.6	(31.6)	201.0	285.0	22.5%	41.8%
Net income from commissions and fees	1,540.0	(735.0)	805.0	710.0	-53.9%	-11.8%

Income from sales of goods and services	2,888.3	-	;2,888.3	2,667.9	-7.6%	-7.6%
Costs and expenses from sales of goods and services	2,211.7	-	2,211.7	1,647.3	-25.5%	-25.5%
Gross profit from sales of goods and services	676.6	-	676.6	1,020.6	50.8%	50.8%

Net trading income	238.9	(8.2)	230.7	(287.3)	N.A	N.A
Net income from other financial instruments mandatory at FVTPL	62.8	-	62.8	73.9	17.7%	17.7%

Gains from loss of control in subsidiaries	-	-	-	1,052.6	N.A	N.A

Other income
Foreign exchange gains (losses), net	84.6	(201.4)	(116.9)	369.2	N.A.	N.A
Net gain on sale of investments and OCI realization	33.4	(37.5)	(4.0)	(2.6)	-107.7%	-36.7%
Gain on the sale of non-current assets held for sale	7.7	(6.6)	1.2	3.9	-49.3%	N.A.
Income from non-consolidated investments(3)	80.6	(1.9)	78.7	203.3	152.3%	158.3%
Net gains on asset valuations	13.2	-	13.2	0.3	-97.9%	-97.9%
Other income from operations	106.1	(25.3)	80.7	219.2	106.6%	171.5%
Total other income	325.6	(272.7)	52.9	793.3	143.7%	N.A.

Loss on the sale of non-current assets held for sale	1.2	(0.1)	1.1	0.3	-72.2%	-69.2%
Personnel expenses	1,161.3	(475.8)	685.5	680.0	-41.4%	-0.8%
General and administrative expenses	1,590.0	(680.3)	909.7	797.9	-49.8%	-12.3%
Depreciation and amortization	271.5	(110.4)	161.1	155.5	-42.7%	-3.5%
Impairment loss on other assets	59.4	(0.3)	59.1	10.5	-82.4%	-82.3%
Other operating expenses	159.7	(12.6)	147.1	35.2	-78.0%	-76.1%
Total other expenses	3,243.2	(1,279.5)	1,963.7	1,679.5	-48.2%	-14.5%

Net income before income tax expense	1,876.7	(650.3)	1,226.4	3,068.8	63.5%	150.2%
Income tax expense	585.0	(205.7)	379.4	633.0	8.2%	66.8%
Net income for the period of continued operations	1,291.6	(444.6)	847.0	2,435.9	88.6%	187.6%
Net income for the period of discontinued operations	-	444.6	444.6	544.9	N.A	22.6%
Net income for the period	1,291.6	(0.0)	1,291.6	2,980.8	130.8%	130.8%

Net income attributable to owners of the parent
From discontinued operations	-	-	305.6	374.5	N.A	22.6%
From continued operations	-	-	471.1	1,355.2	N.A	187.6%
Net income attributable to owners of the parent	776.8	(0.0)	776.8	1,729.7	122.7%	122.7%

Net income attibutable to non-controlling interest
From discontinued operations	-	-	139.0	170.4	N.A	22.6%
From continued operations	-	-	375.9	1,080.7	N.A	187.5%
Non-controlling interest	514.9	-	514.9	1,251.1	143.0%	143.0%

Net income for the period	1,291.6	-	1,291.6	2,980.8	130.8%	130.8%

(1) BHI’s contribution to previously reported consolidated figures.

(2) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(3) Includes share of profit of equity accounted investees, net of tax, and dividend income.

22

Item 2

1 1Q22 Consolidated Earnings Results IFRS

2 Disclaimer Grupo Aval Acciones y Valores S . A . (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”) . As such, it is subject to compliance with securities regulation in Colombia and applicable U . S . securities regulation . Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate . The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - IFRS measures such as ROAA and ROAE, among others, are explained when required in this report . Banco de Bogotá executed a spin - off of a 75 % equity stake in BAC Holding International, Corp (“BHI”) ; to its shareholders and Grupo Aval subsequently spun - off its equity interest to its shareholders on March 29 , 2022 . Prior to the spin - off, Banco de Bogotá was the direct parent of BHI . Grupo Aval has retained an indirect stake of approximately 17 . 2 % in BHI (representing our proportional interest in the 25 % equity stake in BHI retained by Banco de Bogotá) . This interest in BHI is reported as discontinued operations for reporting periods prior to the spin - off, including for the full period in the three months ended March 31 , 2022 and, will be reported under the “share of profit of equity accounted investees, net of tax (equity method)” line item for subsequent periods . As a result, for comparability purposes, we have prepared and present supplemental unaudited pro forma financial information for the three months ended March 31 , 2021 and the three months ended December 31 , 2021 that assumes the spin - off was completed on January 1 , 2021 and October 1 , 2021 , respectively . The supplemental unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date . The pro forma financial information is unaudited and the completion of the external audit for the year ended December 31 , 2022 may result in adjustments to the unaudited pro forma financial information presented herein any such adjustments may be material . For further information, please see the supplemental unaudited pro forma financial information in our Q 1 earnings release dated May 18 , 2022 . This report includes forward - looking statements . In some cases, you can identify these forward - looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words . Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC . Recipients of this document are responsible for the assessment and use of the information provided herein . Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report . The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description . When applicable, in this document we refer to billions as thousands of millions .

Consolidated key results for the quarter

Presented for comparability purposes

	COP $tn	Pro forma 1Q21	Pro forma 4Q21	Pro forma (PF) where indicated 1Q22	1Q22 vs Pro forma 4Q21	1Q22 vs Pro forma 1Q21
Balance Sheet	Gross Loans	$ 145.9	$ 154.4	$ 158.3	2.6%	8.5%
	Deposits	$ 145.9	$ 148.1	$ 152.7	3.1%	4.7%
	Deposits/Net Loans	1.05 x	1.00 x	0.99 x	-0.01 x	-0.06 x
Loan Quality	90 days PDLs / Gross Loans	4.1%	3.6%	3.5%	(10) bps	(59) bps
	Allowance/90 days PDLs	1.43 x	1.55 x	1.58 x	0.03 x	0.15 x
	Cost of risk	2.3%	1.7%	1.7% (PF)	4 bps	(59) bps
Other ratios	Net interest margin	4.1%	4.2%	4.1% (PF)	(11) bps	(1) bps
	Fee income Ratio	19.1%	21.0%	13.0%	(794) bps	(603) bps
	Efficiency Ratio	39.0%	51.2%	30.9%	(2,035) bps	(820) bps

		1T21 Reportado	4T21 Reportado	1Q22	1Q22 vs 4T21 Reportado	1Q22 vs 1T21 Reportado
Profitability	Attributable net income	$ 0.79	$ 0.78	$ 1.73	122.7%	118.5%
	ROAA	1.8%	1.4%	3.8%	236 bps	204 bps
	ROAE	15.4%	13.7%	35.3%	2,156 bps	1,982 bps

- Pro-forma Loans, Allowances, Net Interest, Fees and Operating costs for 1Q21 and 4Q21 are calculated based on the previously reported consolidated figures excluding BHI's contribution to these numbers.
- Pro-forma ratios for 1Q21 and 4Q21 are calculated based on the pro-forma figures explained above.
- Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

Gross loans excludes interbank and overnight funds. **PDLs 90+** defined as loans more than 90 days past due. **Cost of Risk** calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. **Net Interest Margin** includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest-earning assets. **Fee income ratio** is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **Efficiency Ratio** is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **ROAA** is calculated as annualized Net Income divided by average of total assets. **ROAE** is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. **NS** refers to non-significant figures.

3

4 -17% -7% 3% 13% Dec-17 Dec-18 Dec-19 Dec-20 Dec-21 Real GDP growth Inflation Colombian Central Bank's Interest rate 6.00% 9.23% 8.15% 5.62% 0% 2% 4% 6% 8% 10% Dec-17 Dec-18 Dec-19 Dec-20 Dec-21 12-Month inflation Lower target range Upper target range 9.23% Apr - 22: Dec - 21: Source: Banco de la República de Colombia and DANE. Source: DANE. Seasonally adjusted, constant prices o f 2015 GDP Oil Exports/Total Exports Source : Banco de la República de Colombia and DANE. Source: Banco de la República de Colombia and DANE. GDP Seasonally - adjusted, constant prices (2015 basis) FY GDP 1.4% 2.6% 3.2% - 7.0% 10.7% 2017: 35.0% 2018: 40.2% 2019: 40.4% 2020: 28.2% 2021: 32.4% Macroeconomic context - Colombia ( 1 | 2 ) Inflation (%) Central Bank’s Monetary Policy GDP Growth (%) Current Account ( % GDP, quarterly) 2020 2021 2020 2021(3.7%) (4.9%) (3.4%) (5.7%) 0.8 1.7 1.6 1.4 2.1 2.4 2.9 2.9 3.1 3.4 3.3 3.0 0.7 - 16.5 - 8.7 - 3.6 1.2 18.2 13.9 10.8 8.2 I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV 2017 2018 2019 2020 2021 2022 1.4 2.6 3.2 -7.0 10.7 - (5.3%) (7.1%) (9%) (7%) (5%) (3%) (1%) 1% Trade balance Current Account Deficit

5 9.3% 9.5% 10.4% 15.9% 13.8% 10.6% 10.8% 11.2% 18.4% 15.2% 2017 2018 2019 2020 2021 LTM average national unemployment LTM average urban unemployment 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 End of Period 2,984.0 2,780.5 2,930.8 2,972.2 3,249.8 3,174.8 3,205.7 3,477.5 3,277.1 4,054.5 3,756.3 3,865.5 3,432.5 3,678.6 3,748.5 3,812.8 3,981.2 3,756.0 Quarter Average 2,985.9 2,860.3 2,839.0 2,961.0 3,161.0 3,134.6 3,242.4 3,336.9 3,411.1 3,533.9 3,850.0 3,730.2 3,660.1 3,557.7 3,695.6 3,846.5 3,882.8 3,911.3 YTD Average 2,500 2,700 2,900 3,100 3,300 3,500 3,700 3,900 4,100 2,951.2 2,956.5 3,282.4 3,691.3 3,747.24 (4.0) (3.6) (3.1) (2.5) (7.8) (7.1) (6.2) (4.7) (3.8) (3.1) (2.8) (2.5) (2.6) 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Real fiscal deficit Projected fiscal deficit (Jun - 2021) 2022 Financial Plan (Feb - 2022) Source: Ministry of Finance. Projections start in 2022. Source: Banco de la República de Colombia. Source: Banco de la República de Colombia. Urban unemployment defined as unemployment of 13 cities and their metropolitan areas. Mar - 21 Mar - 22 Urban 16.6% 12.6% National 14.7% 12.1% Macroeconomic context - Colombia ( 2 | 2 ) Real and Projected Fiscal Deficit Fiscal Rule (% of GDP) Colombian Peso Exchange Rate Unemployment (%)

6 Net loans and leases Fixed income investments Unconsolidated equity investments Other Assets Assets breakdown (%) Total assets (1) Pro - forma Total assets, net loans and leases, fixed income investments, unconsolidated equity investments and other assets for 1 Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. (2) Net loans and leases include interbank and overnight funds (2) Figures in Ps. Trillions 236.7 254.4 261.1 Pro forma 1Q21 Pro forma 4Q21 1Q22 Y/Y% = 10.3% Q/Q% = 2.6% 58.5 14.4 3.0 24.1 Pro forma 1Q21 57.9 14.3 3.0 24.8 Pro forma 4Q21 59.0 12.8 4.2 24.0 1Q22 (1) (1) (1) (1)

7 (1) Pro - forma Gross Loans and their breakdown for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. 145.9 154.4 158.3 Pro forma 1Q21 Pro forma 4Q21 1Q22 Y/Y% = 8.5% Q/Q% = 2.6% Loans and receivables Gross loans Gross loans breakdown Figures in Ps. Trillions – Excluding interbank and overnight funds 145.9 154.4 158.3 Pro forma 1Q21 Pro forma 4Q21 1Q22 5.9 11.6 2.7 2.4 15.1 - 18.4 2.2 - 7.9 58.9% 57.4% 57.5% 31.9% 32.9% 32.8% 8.9% 9.5% 9.5% 0.2% 0.2% 0.2% Y/Y% Q/Q% Commercial Consumer Mortgages Microcredit (1) (1) (1) (1)

Loan portfolio quality

		Pro forma 1Q21	Pro forma 4Q21	1Q22
Quality	30 days PDLs / Gross loans	5.47%	4.65%	4.65%
	90 days PDLs / Gross loans	4.13%	3.63%	3.53%
Coverage	Allowance / 90+ PDLs	1.43x	1.55x	1.58x
	Allowance / 30+ PDLs	1.08x	1.21x	1.20x
	Allowance / Gross loans	5.91%	5.64%	5.57%

		Pro forma 1Q21	Pro forma 4Q21	Pro forma 1Q22
Cost of Risk	Impairment loss / Average gross loans	2.58%	2.08%	2.07%
	Impairment loss, net / Average gross loans	2.32%	1.70%	1.73%
Charge offs / Average 90+ PDLs		0.68x	0.59x	0.55x

- Pro-forma end of period and average gross loans, past due loans, allow ances, net impairment losses, and charge-offs for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI's contribution to these numbers.
- Pro-forma ratios for 1Q21 and 4Q21 are calculated based on the pro-forma figures explained above.
- Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; how ever, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

8
Grupo AVAL

Loan portfolio quality

Figures in Ps. Billions

	30 days past due loans [(1)]			90 days past due loans [(2)]		
	Pro forma 1Q21	Pro forma 4Q21	1Q22	Pro forma 1Q21	Pro forma 4Q21	1Q22
Commercial	5.29%	4.59%	4.53%	4.67%	3.99%	4.01%
Consumer	5.58%	4.55%	4.48%	3.23%	2.98%	2.65%
Mortgages	5.69%	4.85%	5.46%	3.36%	3.20%	3.26%
Microcredit	27.45%	31.62%	28.56%	19.21%	27.36%	25.05%
Total loans	**5.47%**	**4.65%**	**4.65%**	**4.13%**	**3.63%**	**3.53%**

30 days past due formation [(1)]

	Pro forma 1Q21	Pro forma 2Q21	Pro forma 3Q21	Pro forma 4Q21	Pro forma 1Q22
Initial +30 PDLs	7,938	7,982	8,165	7,469	7,184
New +30 PDLs	1,077	954	208	551	942
Charge-offs	(1,033)	(771)	(904)	(836)	(772)
Final +30 PDLs	**7,982**	**8,165**	**7,469**	**7,184**	**7,354**

90 days past due formation [(2)]

	Pro forma 1Q21	Pro forma 2Q21	Pro forma 3Q21	Pro forma 4Q21	Pro forma 1Q22
Initial +90 PDLs	6,112	6,021	6,308	5,717	5,606
New +90 PDLs	941	1,059	313	726	756
Charge-offs	(1,033)	(771)	(904)	(836)	(772)
Final +90 PDLs	**6,021**	**6,308**	**5,717**	**5,606**	**5,590**

Loans and coverage by Stages (%)



Coverage
6.9%
52.1%
12.8%
11.3%
80.3%
1.1%
7.1%
53.1%
11.3%
9.9%
81.7%
0.9%
6.9%
53.5%
10.5%
10.5%
82.6%
0.9%
Pro forma 1Q21
Pro forma 4Q21
1Q22
Stage 3
Stage 2
Stage 1

Pro-forma PDLs, charge-offs, gross loans, allowances and breakdown by stages and type for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI's contribution to these numbers. Pro-forma ratios for 1Q21 and 4Q21 are calculated based on the pro-forma figures explained above.

(1) Past Due Loans + 30 / Total Loans including interest accounts receivable

(2) Past Due Loans + 90 / Total Loans including interest accounts receivable. PDLs 90+ defined as loans more than 90 days past due.

9

10 145.9 148.1 152.7 Pro forma 1Q21 Pro forma 4Q21 1Q22 Y/Y% = 4.7% Q/Q% = 3.1% = 1.05x 1.00x 0.99x Funding breakdown (%) Pro forma 1Q21 Pro forma 4Q21 1Q22 Deposits 72.7% 70.1% 70.9% Banks and others 8.5% 10.1% 9.8% Bonds issued 14.4% 14.9% 14.1% Interbank borrowings 4.4% 4.9% 5.2% Funding (1) Pro - forma Total funding and Total deposits and breakdown for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. (2) Pro - forma ratios for 1Q21 and 4Q21 are calculated based on the pro - forma figures explained above. (*) Net Loans equals gross loans plus interbank and overnight funds net of allowance for impairment of loans and receivables Total deposits Total funding Figures in Ps. Trillions Deposits / Net loans*(%) Pro forma 1Q21 Pro forma 4Q21 1Q22 Deposit breakdown (%) Pro forma 1Q21 Pro forma 4Q21 1Q22 Savings accounts 44.3% 46.7% 46.5% Checking accounts 18.2% 17.7% 18.5% Time deposits 37.4% 35.4% 34.9% Others 0.2% 0.2% 0.2% 200.6 211.2 215.5 Pro forma 1Q21 Pro forma 4Q21 1Q22 Q/Q% = 2.1% Y/Y% = 7.4% (1) (1) (1) (1) (2) (2)

11 1Q21 4Q21 1Q22 1Q21 4Q21 1Q22 1Q21 4Q21 1Q22 1Q21 4Q21 1Q22 Core Equity Tier 1 9.1 10.2 10.4 11.4 11.1 10.0 11.6 13.5 12.4 12.6 12.3 10.8 AT1 1.2 1.3 - - - - - - - - - - Primary capital (Tier 1) 10.4 11.5 10.4 11.4 11.1 10.0 11.6 13.5 12.4 12.6 12.3 10.8 Solvency Ratio 12.8 13.5 13.0 13.4 12.3 11.0 13.3 14.5 13.2 13.4 12.9 11.4 Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) Capital as reported (1) Tangible Equity Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwi ll and other Intangibles 20.4 23.0 16.2 14.8 16.5 13.4 35.2 39.5 29.6 1Q21 4Q21 1Q22 Attributable equity Minority interest Q/Q% = - 25.0% Y/Y% = - 15.9% Total equity / Assets Tangible equity ratio (1) 11.3% 10.8% 10.4% 10.0% 7.8% 8.2% Y/Y% Q/Q% - 9.8% - 20.3% - 29.5% - 18.8% 39.5 - 2.1 3.0 - 1.1 - 9.7 29.6 4Q21 Total Equity Δ OCI 1Q22 and others 1Q Net income (1) OCI realizations from loss of control of BHI (2) BHI Spin-off 1Q22 Total Equity Walk - through changes in equity in 1Q22 (1) Includes attributable net income of Ps 1.7 trillions (2) Reclassification of OCI accounts within shareholders’ equity (included in 1Q net income).

NIM – Net Interest Margin

Net Interest Income (3) (Trillions)

Pro forma 1Q21	Pro forma 4Q21	Pro forma 1Q22	Pro forma 1Q22 / Pro forma 1Q21	Pro forma 1Q22 / Pro forma 4Q21
1.9	2.1	2.1	8.2%	-0.4%

Net Interest Margin(3)



4.14%
4.24%
4.13%
Pro forma 1Q21 (1)
Pro forma 4Q21 (1)
Pro forma 1Q22 (2)

	Pro forma 1Q21	Pro forma 4Q21	Pro forma 1Q22
Cost of funds	2.21%	2.50%	3.15%

Loans Interest Margin(4)



5.62%
5.31%
5.11%
Pro forma 1Q21 (1)
Pro forma 4Q21 (1)
Pro forma 1Q22 (2)

	Pro forma 1Q21	Pro forma 4Q21	Pro forma 1Q22
Avg. Yield on loans	7.97%	8.00%	8.47%

Net Investments Margin(5)



-1.21%
0.46%
0.62%
Pro forma 1Q21 (1)
Pro forma 4Q21 (1)
Pro forma 1Q22 (2)

	Pro forma 1Q21	Pro forma 4Q21	Pro forma 1Q22
Avg. Yield on fixed income and interbank & overnight funds	1.15%	3.16%	3.98%

Pro-forma Net Interest for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI's contribution to these numbers.

(1) Pro-forma ratios for 1Q21 and 4Q21 are calculated based on the pro-forma figures explained above.

(2) Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

(3) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest-earning assets. NIM without income from investment securities held for trading through profit or loss was 4.4% for 1Q22 and 4Q21, and 4.7% for 1Q21 .

(4) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases.

(5) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds.

12

Fees, other operating income and discontinued operations

Figures in Ps. Billions

Gross fee income



Y/Y% = 6.6%
Q/Q% = -1.1%
933.9
4.1%
32.5%
9.5%
54.0%
1,006.0
4.7%
30.1%
8.1%
57.1%
995.1
4.3%
30.5%
8.4%
56.7%
Pro forma 1Q21 (1)
Pro forma 4Q21 (1)
1Q22

	Y/Y%	Q/Q%
Banking fees	12.0	-1.7
Trust activities	-5.3	3.1
Pension fees	0.1	0.3
Other	13.0	-9.8

Non-financial sector [(1)]

	1Q21	4Q21	1Q22
Energy & gas	263	231	380
Infrastructure	621	499	697
Hotels	-28	17	15
Agribusiness	8	25	16
Other [(2)]	-92	-96	-87
Total	**771**	**676**	**1,021**

(1) Net income from sales of goods and services
(2) Reflects net NFS from Nexa BPO, Megalinea and Aportes en Línea call-centers and other subsidiaries

Other operating income

	Pro forma 1Q21 (1)	Pro forma 4Q21 (1)	1Q22
Foreign exchange gains (losses), net	-167	-117	369
Net income (loss) on financial derivatives	284	151	-302
Other trading income on derivatives	25	17	33
Derivatives and foreign exchange gains (losses), net (2)	142	51	100
Gains on valuation of assets	2	13	0
Net income from other financial instruments mandatory at FVTPL	82	63	74
Net gain on sale of investments and OCI realization	71	-4	-3
Gain on the sale of non-current assets held for sale	4	1	4
Income from non-consolidated investments (3)	163	79	203
Gains from loss of control in subsidiaries	-	-	1,053
Other income from operations	68	81	219
Total other income from operations	**531**	**284**	**1,651**
Net income of discontinued operations	**366**	**445**	**545**

Will include 25% of BHI starting 2Q2022

100% of BHI income up to 1Q2022

(1) Pro-forma Fees, other operating income and their breakdowns for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI's contribution to these numbers.
(2) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss.
(3) Includes share of profit of equity accounted investees, net of tax, and dividend income.

13

Grupo AVAL

14 Efficiency ratios Cost to income (1) Cost to assets (2) 2.7% 3.1% 2.6% Pro forma 1Q21 Pro forma 4Q21 Pro forma 1Q22 39.0% 51.2% 30.9% Pro forma 1Q21 Pro forma 4Q21 1Q22 Pro - forma total other expenses, net interest income, net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income for 1Q21 and 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. • Pro - forma ratios for 1Q21 and 4Q21 are calculated based on the pro - forma figures explained above. • Pro - forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators avera ges used to calculate these ratios contain pro - forma figures from previous quarters. (1) Cost to income efficiency ratio is calculated as total other expenses divided by net interest income plus net income from co mmissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total oth er income. (2) Cost to assets efficiency ratio is calculated as annualized total other expenses divided by average total assets.

15 Profitability as reported Figures in Ps. Billions Net income attributable to controlling interest ROAA reported (1) ROAE reported (2) (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets. (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributa ble shareholders' equity EPS 791.8 776.8 1,729.7 1Q21 4Q21 1Q22 $77.6 $34.9 $35.5 1.8% 1.4% 3.8% 1Q21 4Q21 1Q22 15.4% 13.7% 35.3% 1Q21 4Q21 1Q22

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel